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                                                                  Exhibit (a)(6)

                                                               December __, 1999

To Our Debentureholders:

      Datapoint Corporation is offering to purchase any and all of its $54,960,000 principal amount of outstanding 8 7/8% Convertible Subordinated Debentures due June 1, 2006 (the "Debentures") from its Debentureholders at a cash price of [$___] per $1,000 principal amount of Debentures. In conjunction with the Offer, the Company is soliciting Consents to the adoption of amendments to the Indenture eliminating and waiving certain covenants and other provisions contained therein (the "Proposed Amendments"). A Consent Payment equal to [$________] per $1,000 principal amount of Debentures will be paid only for Consents delivered on or before the Consent Date.

      This offer will expire at 5:00 p.m., New York City time, on [_________], or such later date to which the offer is extended (the "Expiration Date"). In order to receive the Consent Payment , holders of Debentures must tender their Debentures and/or provide their consents to the Proposed Amendments at or prior to 5:00 p.m., New York City time, on the date (the "Consent Date") which is the later of [_________], if on such date the Company has received the Requisite Consents, and the first date thereafter on which the company receives the Requisite Consents. The Company intends to execute a Supplemental Indenture containing the Proposed Amendments following the satisfaction of the conditions in accordance with the terms of the Offer and Consent Solicitation Statement. Consents may be revoked at any time at or prior to 5:00 p.m., New York City time, on the Consent Date, but not thereafter. If a Holder revokes their consent, it will be deemed an automatic withdrawal of a tendered Debenture. Holders of Debentures do not have to tender their Debentures in order to receive the Consent Payment. The tender of Debentures is an automatic consent. If necessary, the company will extend the offer so that the Expiration Date occurs no earlier than five business days following the Consent Date.

      All capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Offer to Purchase and Consent Solicitation Statement dated December __, 1999.

      Neither the Company nor its Board of Directors makes any recommendation to any Debentureholder as to whether to tender or refrain from tendering debentures. You must make your own decision whether to tender debentures and, if so, what principal amount of debentures to tender.

      This Offer is explained in detail in the enclosed Offer to Purchase and Consent and Letter of Transmittal. If you want to deliver your Consent and/or tender your Debentures, the instructions on how to do so are explained in detail in the enclosed materials. We encourage you to read these materials carefully before making any decision with respect to the Offer.

                                        Very truly yours,


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                                        Asher B. Edelman
                                        Chairman of the Board